UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Catalent, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

148806102

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2019

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148806102	Schedule 13D	Page 2 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 148806102	Schedule 13D	Page 3 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 148806102	Schedule 13D	Page 4 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VII-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13D	Page 5 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Associates VII-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13D	Page 6 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VII, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13D	Page 7 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preference Shares
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 148806102	Schedule 13D	Page 8 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 148806102	Schedule 13D	Page 9 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 148806102	Schedule 13D	Page 10 of 24 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peter Zippelius
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,120,472 shares of Common Stock issuable upon conversion of 650,000 shares of Issuer’s Series A Convertible Preferred Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

9.0% beneficial ownership of the Issuer’s common stock based on 145,715,171 shares of Common Stock outstanding as reported in the Issuer’s 10-Q dated May 7, 2019

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 148806102	Schedule 13D	Page 11 of 24 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preference Shares”) of Catalent, Inc., a Delaware corporation (the “Issuer”), which are convertible into shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

The address of the Issuer’s principal executive offices is 14 Schoolhouse Road, Somerset, New Jersey 08873.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Green Equity Investors VII, L.P., a Delaware limited partnership (“GEI VII”), Green Equity Investors Side VII, L.P., a Delaware limited partnership (“GEI Side VII”), LGP Associates VII-A LLC, a Delaware limited liability company (“Associates VII-A”), LGP Associates VII-B LLC, a Delaware limited liability company (“Associates VII-B,” and, together with GEI VII, GEI Side VII and Associates VII-A, the “Investors”), GEI Capital VII, LLC, a Delaware limited liability company (“Capital”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), and Peter Zippelius (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI VII is the record owner of 290,437 Series A Preference Shares which are convertible into 5,862,580 shares of Common Stock, (ii) GEI Side VII is the record owner of 343,191 Series A Preference Shares which are convertible into 6,927,424 shares of Common Stock, (iii) Associates VII-A is the record owner of 1,641 Series A Preference Shares which are convertible into 33,127 shares of Common Stock, and (iv) Associates VII-B is the record owner of 14,731 Series A Preference Shares which are convertible into 297,341 shares of Common Stock. The principal business of each of GEI VII, GEI Side VII, Associates VII-A and Associates VII-B is to pursue investments. Capital is the general partner of GEI VII and GEI Side VII. Capital’s principal business is to act as the general partner of GEI VII and GEI Side VII. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VII, GEI Side VII and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Associates VII-A, Associates VII-B, and other similar entities. Due to their relationships with GEI VII, GEI Side VII, Associates VII-A, and Associates VII-B, each of Capital, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI VII, GEI Side VII, Associates VII-A, and Associates VII-B. As such, Capital, LGP, LGPM, and

CUSIP No. 148806102	Schedule 13D	Page 12 of 24 Pages

Peridot may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

Peter Zippelius directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VII, GEI Side VII, Associates VII-A, Associates VII-B, Capital, LGP, LGPM and/or Peridot. Mr. Zippelius is a director of the Issuer and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI VII, GEI Side VII, Associates VII-A, and Associates VII-B. As such, Mr. Zippelius may be deemed to have shared beneficial ownership over such shares of Common Stock. Mr. Zippelius, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VII, GEI Side VII, Associates VII-A, Associates VII-B, Capital, LGP, LGPM, or Peridot.

Mr. Zippelius is a partner of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)

Each of the Reporting Persons, other than Mr. Zippelius, is organized under the laws of Delaware. Mr. Zippelius is a United States citizen. Each of the directors and executive officers of LGPM is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI VII held 290,437 Series A Preference Shares, GEI Side VII held 343,191 Series A Preference Shares, Associates VII-A held 1,641 Series A

CUSIP No. 148806102	Schedule 13D	Page 13 of 24 Pages

Preference Shares, and Associates VII-B held 14,731 Series A Preference Shares, representing an aggregate of 650,000 Series A Preference Shares. The aggregate purchase price of the shares purchased by GEI VII was $290,437,485, the aggregate purchase price of the shares purchased by GEI Side VII was $343,190,835, the aggregate purchase price of the shares purchased by Associates VII-A was $1,641,120, and the aggregate purchase price of the shares purchased by Associates VII-B was $14,730,560, representing a total aggregate purchase price of $650,000,000. The funding for the purchase of these shares was obtained from GEI VII’s and GEI Side VII’s contributed capital and cash provided by the investors in each of Associates VII-A and Associates VII-B.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Series A Preference Shares for investment purposes pursuant to the Equity Commitment and Investment Agreement entered into by and among GEI VII, GEI Side VII, and the Issuer on April 14, 2019 (the “Investment Agreement”). The Investment Agreement entitles certain of the Reporting Persons to designate, and requires the Issuer to appoint, an individual to serve on the Issuer’s Board of Directors (the “Board”), subject to certain conditions. Accordingly, Peter Zippelius has been appointed to the Board. For further information, see Items 2 and 6 hereof and the Investment Agreement filed herewith as Exhibit 7.1.

GEI VII, GEI Side VII, Associates VII-A and Associates VII-B have agreed, pursuant to the Stockholders’ Agreement by and among the Issuer, GEI VII and GEI Side VII, dated as of May 17, 2019 and filed herewith as Exhibit 7.2 (the “Stockholders’ Agreement”), to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote at any meeting of the shareholders of the Issuer: (i) in favor of directors nominated and recommended by the Issuer’s nomination and corporate governance committee, (ii) against removal of directors designated by the Issuer’s nomination and corporate governance committee, (iii) against any shareholder nominations for directors that are not approved and recommended by the Board, (iv) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Issuer’s compensation committee, (v) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, and (vi) in accordance with the recommendation of the Board with respect to any proposed business combination between the Issuer and any other person. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. For further information, see Item 6 hereof, and the Stockholders’ Agreement filed herewith as Exhibit 7.2.

The parties to the Stockholders’ Agreement have agreed, pursuant to the Stockholders’ Agreement, until the later of (x) three years after the closing of the transactions contemplated by the Investment Agreement and (y) the date on which no nominee designated by the Investors serves on the Board and the Investors are no longer entitled to designate any director for nomination (or the Investors have irrevocably waived such right), not to acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, beneficial ownership of any of the Issuer’s securities, excluding any shares of Common Stock or other securities acquired pursuant to a conversion of the Series A Preference Shares, bonus issue, dividend or distribution by the Issuer, or in connection with the performance of service as a director of the

CUSIP No. 148806102	Schedule 13D	Page 14 of 24 Pages

Issuer, or otherwise acquired pursuant to the Investment Agreement, the Shareholders’ Agreement, the certificate of designation of the Issuer filed herewith as Exhibit 7.3 (the “Certificate of Designation”), or the Registration Rights Agreement by and among the Issuer, GEI VII, GEI Side VII, Associates VII-A and Associates VII-B, dated as of May 17, 2019 and filed herewith as Exhibit 7.4 (the “Registration Rights Agreement”). For further information, see Item 6 hereof, and the Stockholders’ Agreement filed herewith as Exhibit 7.2.

Pursuant to the Certificate of Designation, the holders of Series A Preference Shares are entitled to anti-dilutive protections with respect to the Issuers’ securities.

The Registration Rights Agreement provides the holders of Series A Preference Shares that are party to such agreement with certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed herewith as Exhibit 7.4.

Except as disclosed in this Item 4, none of GEI VII, GEI Side VII, Associates VII-A, Associates VII-B, nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer, consistent with the agreements described above, as deemed appropriate in light of existing circumstances from time to time and, subject thereto, reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 148806102	Schedule 13D	Page 15 of 24 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VII	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

GEI Side VII	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

Associates VII-A	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

Associates VII-B	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

Peter Zippelius	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

Other Reporting Persons	0	13,120,472 (as converted)	13,120,472 (as converted)	9.0%

(c)

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. The following table includes an award of 475 shares of Common Stock underlying restricted stock units awarded to Mr. Zippelius in connection with his appointment as a member of the Issuer’s board of directors and comprise the regular, annual grant of restricted stock units (pro-rated to reflect a partial year of service) provided to non-management directors pursuant to the Issuer’s non-management director compensation package. Each restricted stock unit represents the right to receive one share of Common Stock. The shares will vest on May 17, 2020.

Reporting Person	Date of Transaction	Number of Shares Acquired	Price per Share
Peter Zippelius	05/17/2019	475	$0.00

CUSIP No. 148806102	Schedule 13D	Page 16 of 24 Pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 14, 2019, the Issuer entered into the Investment Agreement, agreeing to issue and sell 650,000 Series A Preference Shares to GEI VII and GEI Side VII for an aggregate purchase price of $650,000,000. On May 17, 2019, GEI VII bought 290,437 Series A Preference Shares for $290,437,485, GEI Side VII bought 343,191 Series A Preference Shares for $343,190,835, Associates VII-A bought 1,641 Series A Preference Shares for $1,641,120, and Associates VII-B bought 14,731 Series A Preference Shares for $14,730,560.

The Series A Preference Shares have (i) a 5% dividend based on the stated value of each Series A Preference Share, payable quarterly in cash or by increasing the stated value of the Series A Preference Shares, or a combination thereof, at the option of the Issuer (the “Regular Dividends”), and (ii) a participating dividend or other distribution on the issued shares of Common Stock on a per-share basis based on the number of shares of Common Stock into which such share of Series A Preference Shares could be converted on the applicable record date for such dividends or other distributions, assuming such shares of Common Stock were issued on such record date (the “Participating Dividends,” and together with the Regular Dividends, the “Dividends”).

Beginning with the third anniversary of issuance of the Series A Preference Shares, the Issuer may, elect to convert all (and not less than all) of the then-outstanding Series A Preferences Shares into Common Stock if the average of the volume weighted average price per share of the Common Stock on the NYSE for the 30 consecutive trading days immediately preceding the Issuer’s applicable notice of conversion was greater than 150% of the conversion price of $49.5409. In addition, at any time after the first anniversary of issuance of the Series A Preference Shares, the holders of Series A Preference Shares may convert any or all of the Series A Preference Shares into Common Stock. The conversion rate formula is set forth in the Certificate of Designation and is subject to various anti-dilution adjustments described in the Certificate of Designation. The Series A Preference Shares would represent an ownership interest, assuming conversion of the Series A Preference Shares to the Issuer’s Common Stock pursuant to the conversion right of the holders of Series A Preference Shares, of approximately 9.0% at this time.

Beginning with the fifth anniversary of the issuance of the Series A Preference Shares, the Issuer may, at any time, redeem all (and not less than all) of the then-outstanding Series A Preference Shares for a cash, shares of Common Stock, or a combination thereof, at the Issuer’s election, at a price per share of Series A Preference Shares equal to the stated value plus (without duplication) all accrued but unpaid dividends.

Upon the occurrence of certain fundamental changes of the Issuer, including a change of control, the Issuer shall be required to redeem all of the then-outstanding Series A Preference Shares, for the greater of (i) cash in the amount equal to the sum of (a) the product of (1) the

CUSIP No. 148806102	Schedule 13D	Page 17 of 24 Pages

applicable Mandatory Redemption Multiplier (as defined in the Certificate of Designation), multiplied by (2) the stated value of such share, plus (b) all accrued but unpaid dividends on such share, and (ii) the amount of cash and/or other assets the holder of such Series A Preference Share would have received had such holder, as of the business day immediately preceding the effective date of such change of control event, converted such share into shares of Common Stock and participated in such event as a holder of Common Stock.

Holders of the Series A Preference Shares that are party to the Registration Rights Agreement have certain rights to require the Issuer to register the Series A Preference Shares (or shares of Common Stock issued on conversion of Series A Preference Shares), including four demand notices in connection with marketed offerings (but in no event may such parties make more than two demand registration requests in any 365-day period), as set forth in the Registration Rights Agreement. The Registration Rights Agreement also provides the holders of the Series A Preference Shares that are parties to such agreement with unlimited piggyback registration rights and shelf takedown rights; provided, however, that each shelf offering that is an underwritten offering initiated by such parties will be deemed to be a demand and will decrease by one the number of demand notices to which such parties are otherwise entitled in the foregoing sentence.

Pursuant to the Stockholders’ Agreement, the Investors have the right to designate one individual to be nominated to the Board and one non-voting observer to the Board (or two Board observers if the Investors decline to designate a director nominee), for so long as the Investors and any permitted transferees own (i) Series A Preference Shares with an aggregate stated value of at least $250,000,000, or (ii) either (A) shares of Common Stock having an aggregate value of at least $250,000,000, calculated by valuing each share of Common Stock at the 30-day volume-weighted average price of one share of Common Stock as of the measurement date (the “Common Stock Valuation”), or (B) any combination of Series A Preference Shares or shares of Common Stock having an aggregate value of at least $250,000,000, calculated by valuing each Series A Preference Share at the stated value of such Series A Preference Share and each share of Common Stock at the Common Stock Valuation (the “Minimum Thresholds”). The Issuer must include the Issuer’s director designee in the slate of nominees to be elected or appointed to the Board at the applicable stockholder meetings, subject to applicable law and certain rules and qualifications for service as a director of the Issuer. In addition, effective as of the closing of the transactions contemplated by the Investment Agreement, the Issuer agreed to increase the size of the Board to 11 members and to appoint Peter Zippelius to the Board.

Pursuant to the Certificate of Designation, the Investors, voting as a separate class, are entitled to elect one member to the Board and a replacement of such appointed director in certain circumstances, in each case for so long as the Investors are entitled to designate a designee for nomination to the board of directors pursuant to the Stockholders’ Agreement. If none of the Minimum Thresholds are satisfied, the Investors must cause the current director designee to offer his or her resignation. In addition, any director designee or Board observer must be a partner of LGP and be reasonably acceptable to the Issuer, or otherwise acceptable to the Issuer in its sole discretion. For further information, see the Stockholders’ Agreement filed herewith as Exhibit 7.2, and the Certificate of Designation filed herewith as Exhibit 7.3.

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The parties to the Stockholders’ Agreement have agreed to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote at any meeting of the shareholders of the Issuer: (i) in favor of directors nominated and recommended by the Issuer’s Board, (ii) against removal of directors elected to the Board following nomination and recommendation by the Board, (iii) against any stockholder nominations for directors that are not approved and recommended by the Board, (iv) in favor of the Issuer’s “say-on-pay” proposal and any proposal by the Issuer relating to equity compensation that has been approved by the Board or the Board’s compensation committee, (v) in favor of the Issuer’s proposal for ratification of the appointment of the Issuer’s independent registered public accounting firm, and (vi) in accordance with the recommendation of the Board with respect to any proposed business combination between the Issuer and any other person. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. The Issuer has also granted parties to the Stockholders’ Agreement certain preemptive rights and information rights, as delineated in the Shareholders’ Agreement. For further information, see the Stockholders’ Agreement filed herewith as Exhibit 7.2.

The parties to the Stockholders’ Agreement have agreed, until the later of (x) three years after the closing of the transactions contemplated by the Investment Agreement and (y) the date on which the Investors are no longer entitled to designate any director for nomination (or the Investors have irrevocably waived such right), not to acquire or agree, offer, or propose to acquire beneficial ownership of the Issuer’s voting securities, including shares of Common Stock, any securities convertible or exchangeable into shares of Common Stock or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of the Issuer, excluding any shares of Common Stock or other securities acquired pursuant to a conversion of the Series A Preference Shares, bonus issue, dividend or distribution by the Issuer or otherwise acquired pursuant to the Investment Agreement, Stockholders’ Agreement, Certificate of Designation, or the Registration Rights Agreement. In addition, the parties to the Stockholders’ Agreement have agreed not to participate in any way in any financing for the purchase of any securities of the Issuer or any securities convertible into securities or assets of the Issuer, except for such assets as are then being offered for sale by the Issuer or any of its affiliates. For further information, see the Stockholders’ Agreement filed herewith as Exhibit 7.2.

The parties to the Stockholders’ Agreement have agreed, until the earliest of (x) eighteen months after the closing of the transactions contemplated by the Investment Agreement, and (y) the occurrence of change of control of the Issuer, not to transfer any Series A Preference Shares or any shares of Common Stock issued upon conversion of the Series A Preference Shares or pursuant to the Stockholders’ Agreement, subject to certain exceptions. In addition, for so long as any Series A Preference Shares issued pursuant to the Investment Agreement are issued, without the Issuer’s consent in its sole discretion, no party to the Stockholders’ Agreement may transfer any Series A Preference Shares or shares of Common Stock issued or issuable upon conversion of the Series A Preference Shares to: (i) a competitor of the Issuer, (ii) a person that has a current obligation to file a Schedule 13D or Schedule 13G and the last such Schedule 13D or Schedule 13G or amendment filed thereto by such person states that such person beneficially owns more than five percent of the issued and outstanding shares of Common Stock, (iii) a person that such party reasonably should know is or has been an activist investor in the three years prior to such transfer, or (iv) a person that such party knows (after reasonable inquiry of

CUSIP No. 148806102	Schedule 13D	Page 19 of 24 Pages

such person) would be required to file a Schedule 13D or Schedule 13G with respect to its ownership of shares of the Issuer as a result of such transfer, subject to certain exceptions. For further information, see the Stockholders’ Agreement filed herewith as Exhibit 7.2.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, the Shareholders’ Agreement, the Certificate of Designation, and the Registration Rights Agreement, filed herewith as Exhibits 7.1, 7.2, 7.3, 7.4 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 148806102	Schedule 13D	Page 20 of 24 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1

Equity Commitment and Investment Agreement, dated as of April 14, 2019 (incorporated by reference to Exhibit 10.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 17, 2019).

7.2	Stockholders’ Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.3

Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, Par Value $0.01 Per Share of Catalent, Inc. (incorporated by reference to Exhibit 3.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.4	Registration Rights Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.2 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.5	Joint Filing Agreement, dated May 17, 2019.

7.6	Power of Attorney, dated May 17, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of May 28, 2019

Green Equity Investors VII, L.P.
By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VII, L.P.
By: GEI Capital VII, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VII-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital VII, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

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Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

/S/ ANDREW GOLDBERG
Andrew Goldberg, as Attorney-in-Fact for Peter Zippelius

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Equity Commitment and Investment Agreement, dated as of April 14, 2019 (incorporated by reference to Exhibit 10.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 17, 2019).

7.2	Stockholders’ Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, Par Value $0.01 Per Share of Catalent, Inc. (incorporated by reference to Exhibit 3.1 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.4	Registration Rights Agreement, dated as of May 17, 2019 (incorporated by reference to Exhibit 10.2 to Catalent, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on May 22, 2019).

7.5	Joint Filing Agreement, dated May 17, 2019.

7.6	Power of Attorney, dated May 17, 2019.

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SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary